UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

For the month of: October 2020 (Report No. 3)

Commission file number: 001-39557

SIYATA MOBILE INC.

(Translation of registrant’s name into English)

2200 - 885 West Georgia Street

Vancouver, BC V6C 3E8

514-500-1181

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒            Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulations S-T Rule 101(b)(1):_____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulations S-T Rule 101(b)(7):_____

CONTENTS

On October 22, 2020, Richard Hoy notified Siyata Mobile Inc., or the Registrant, of his resignation from the Board of Directors of the Registrant. Mr. Hoy’s resignation was not a result of any disagreement with the Registrant on any matter relating to the Registrant’s operations, policies or practices.

On October 22, 2020, the Board of Directors of the Registrant appointed Mr. Peter Goldstein to serve as on the Board of Directors of the Registrant, effective immediately.

Attached hereto and incorporated herein is the Registrant’s press release issued on October 26, 2020, titled “Siyata Mobile Inc. Announces Changes to Board of Directors.”

Exhibit No.	Description
99.1	Press Release of Siyata Mobile, Inc., dated October 26, 2020.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SIYATA MOBILE INC.
(Registrant)

By:	/s/ Marc Seelenfreund
Name:	Marc Seelenfreund
Title:	Chief Executive Officer

Date: October 26, 2020

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